                          	SECURITIES AND EXCHANGE COMMISSION
                                 	Washington, D.C. 20549
                                 	______________________

                                       	SCHEDULE 13D

                       	Under the Securities Exchange Act of 1934
                                   	(Amendment No. 41)*

                                  	DATAPOINT CORPORATION
	                                     (Name of Issuer)

                        	COMMON STOCK, PAR VALUE $.25 PER SHARE
                            	(Title of Class of Securities)

                                        	238100200
                                      	(CUSIP Number)

                          	Asher B. Edelman, 717 Fifth Avenue
                  	New York, New York 10022, Telephone: (212) 371-7711 (Name, address and telephone number of person
	                   authorized to receive notices and communications)

                                     	January 31, 1996
                 	(Date of event which requires filing of this statement)

         		If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         		Check the following box if a fee is being paid with the statement
[ ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

 CUSIP No. 238100200                     13D

	(1)	NAME OF REPORTING PERSON
	   	S.S. OR I.R.S. IDENTIFICATION NO.
		   OF ABOVE PERSON
			            Edelman Value Fund, Ltd.
_______________________________________________________________________________
 (2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	                                                                    (a)  [x]
                                                                    	(b)  [ ]
______________________________________________________________________________
	(3)	SEC USE ONLY
______________________________________________________________________________
	(4)	SOURCE OF FUNDS **
	   	WC
______________________________________________________________________________
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	   	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             	[ ]
______________________________________________________________________________
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
		   British Virgin Islands
______________________________________________________________________________
NUMBER OF		    (7)	SOLE VOTING POWER
				                    	- 0 -

SHARES		    ___________________________________________________________________
BENEFICIALLY  	(8)	SHARED VOTING POWER
		             	21,000 (comprised solely of convertible Preferred shares)
OWNED BY   	___________________________________________________________________
EACH 		        (9)	SOLE DISPOSITIVE POWER
		                    			- 0 -
REPORTING  	___________________________________________________________________
PERSON WITH  	(10)	SHARED DISPOSITIVE POWER
		                	21,000 (comprised solely of convertible Preferred shares)
______________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED	BY EACH REPORTING PERSON
		    21,000 (comprised solely of convertible Preferred shares)
______________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT
		    IN ROW (11) EXCLUDES CERTAIN SHARES **                             	[ ]
______________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			        0.1%
______________________________________________________________________________
	(14)	TYPE OF REPORTING PERSON **
        			CO
______________________________________________________________________________

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 CUSIP No. 238100200                     13D

Item 2.	   Identity and Background.
----------	-----------------------------------

		Item 2(a) is hereby supplemented by the addition of Edelman Value Fund, Ltd.,
(the "Fund") a British Virgin Islands corporation, with respect to the shares of
$1.00 Preferred Stock owned by it.

		(a)	The Fund's sole officer and director is Bayard Corporate Services [BVI]
Ltd. and the business address of its sole officer and director is Residence
Center, 1A Rue Du St. Espirit L-1475 Luxembourg, Luxembourg.  Regina M. Edelman
is, as of this date, the sole shareholder of the Fund.

		(b)	The principal business address of Regina M. Edelman is 85 Av. General
Guisan, Ch. - 1009 Pully, Switzerland.  The principal business address of the
Fund is The Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I.

		(c)	Regina M. Edelman is the wife of Asher B. Edelman.

		(d)	Regina M. Edelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

		(e)	Regina M. Edelman has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect thereto.

		(f)	Regina M. Edelman is a citizen of Brazil.

Item 5.     	Interest in Securities of the Issuer.
------------	-----------------------------------------------

		Items 5(a) is hereby supplemented by the addition of the following:

		(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 13,391,430 shares of Common Stock and 1,930,656 shares of Preferred Stock outstanding as of
January 27, 1996, based upon information received by the Company.

 CUSIP No. 238100200                 13D

		As of the close of business on February 29, 1996, the Fund owns 10,500 shares of Preferred Stock and Regina M. Edelman owns 76,204 shares of Common Stock and
29,002 shares of Preferred Stock.  Due to the present convertibility of the
Fund's Preferred shares for 21,000 Common shares and Mrs. Edelman's Preferred shares for 58,004 Common shares, and due to Regina M. Edelman's sole ownership of the shares of the Fund, Mrs. Edelman may be deemed, by the provisions of Rule
13d-3, to beneficially own 155,208 Common shares, constituting approximately
1.2% of the shares outstanding (based upon 13,470,440 Common shares outstanding following conversion of the Preferred shares of Mrs. Edelman and the Preferred shares of the Fund.)  Further by reason of the provisions of Rule 13d-3, Asher
B. Edelman may be deemed to beneficially own such shares.

		(b)	Asher B. Edelman is the Fund's investment manager and exercises the power to vote and dispose of the shares owned by the Fund.  Regina M. Edelman, as the sole shareholder of the Fund, may be deemed to share with the Fund the power to direct the vote and disposition of the shares owned by the Fund.

		(c)	All transactions in the Common Stock within the 60 days preceding this
Amendment by the reporting persons and, to the best knowledge of the reporting persons, by other persons referred to in item 5(a) are reported on Schedule A hereto.  Except as otherwise noted, all such transactions were open market transactions.

		(d)	Not applicable.

		(e)	Not applicable.



Item 6.	 Contracts, Arrangements, Understandings or Relationships With
         Respect to securities of the Issuer.
-------		------------------------------------------------------------


		To the best knowledge of the reporting persons, the reporting persons intend not to convert their respective Preferred Stock into Common Stock of the Company and to instead, as holders of Preferred Stock, participate in the nomination and selection of the persons filling the two (2) new directorships at the next annual meeting of shareholders.  As of the date of this statement, as amended, the reporting persons have not made any determination or agreement as to their proposed nominees for those directorships.

 CUSIP No. 238100200                   13D

                                   	SIGNATURE


		After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 29, 1996



	                                         ______________________________
                                          /S/  ASHER B. EDELMAN
						                                   	Asher B. Edelman,individually and as
                                          attorney-in-fact for each of Plaza
                                          Securities Company, Canal Capital
                                          Corporation, A.B. Edelman Limited
                                          Partnership, Edelman Value Partners,
                                          L.P., Felicitas Partners, L.P., A.
                                          B. Edelman Management Company, Inc.,
                                          Regina M. Edelman, Canal Capital
                                          Corporation Retirement Plan and
                                          Datapoint Corporation Supplemental
                                          Executive Retirement Plan under
                                          powers of attorney

 CUSIP No. 238100200                 13D

                                 	SCHEDULE B

		On April 11, 1991, a complaint was filed by the Securities and Exchange
Commission (the "SEC") in the United States District Court for the District of
Columbia against Mr. Edelman, Edelman Limited Partnership and Edelman
Management, wherein the SEC alleged violations of Section 13(d) of the
Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-2 thereunder.  The SEC's action was settled on the same day it was filed without any defendants admitting or denying the allegations of the complaint, and without the adjudication of any issue of fact or law.  As part of the settlement, Mr. Edelman, Edelman Limited Partnership and Edelman Management
agreed to the entry of a final order enjoining them, their agents, servants, employees and attorneys-in-fact, and those persons in active concert or participation with any of them who receive actual notice of the order, from violating Section 13(d) of the Act by failing to timely file or cause to be filed with the SEC and send or cause to be sent to the issuer of any security of which they singly or as part of a group are the beneficial owner of more than 5% and each exchange where such security is traded, Schedule 13Ds and amendments thereto pursuant to Section 13(d) of the Act and Rules 13d-1 and
13d-2 thereunder.  In addition, Mr. Edelman agreed to disgorge the sum of
$436,858, representing the amount which the SEC alleged was saved by the defendants' failing to promptly amend their Schedule 13D.

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 CUSIP No. 238100200                    13D

                                    	SCHEDULE A
                          	(to Amendment No. 41 to Schedule 13D)

                    	Transactions in Datapoint Corporation Common Stock.

				                                       		No. Shares
Date          	Name				                     Bought (Sold)	            	Price

1/18/96       	Regina Edelman	              (30,000) 		               	$1-1/8


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 CUSIP No. 238100200                     13D